Magma Design Automation, Inc.

1650 Technology Drive

San Jose, California 95110

September 1, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Maryse Mills-Apenteng, Staff Attorney
Julie E. Griffiths, Special Counsel
Office of Mergers & Acquisitions
Division of Corporation Finance

Re: Magma Design Automation, Inc.
Registration Statement on Form S-4, File No. 333—159463

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Magma Design Automation, Inc., a Delaware corporation (the “Company”), hereby request that the effectiveness of the above captioned registration statement be accelerated so that it becomes effective at 11:00 a.m., Eastern Time, on Thursday, September 3, 2009, or as soon thereafter as practicable.

The Companies hereby acknowledge the following:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please provide a copy of the Commission’s order declaring the registration statement effective to Clayton Parker, General Counsel, Magma Design Automation, Inc. via facsimile at (408) 565-7871 and via mail at 1650 Technology Drive, San Jose, California 95110.

Sincerely,

MAGMA DESIGN AUTOMATION, INC.

By:	/s/ Clayton Parker
Name:	Clayton Parker
Title:	General Counsel